NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	August 13, 2021

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2021

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX:  KLS), (NYSE American: KIQ) reports that the Company has released the unaudited consolidated interim financial statements and Management Discussion and Analysis for the six months ended June 30, 2021.

The unaudited consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

Six months ended June 30	2021	2020
Revenues	$3,335,838	$8,167,966
Gross profit	$1,402,807	$3,698,006
Gross profit margin	42%	45%
EBITDA (loss)	$(908,621)	$1,439,928
Non-cash expenses	$157,490	$270,402
Taxes	$128,222	$140,659
Net income (loss)	$(1,194,333)	$1,028,867
Basic earnings (loss) per share	$(0.02)	$0.02
Three months ended June 30
Revenues	$2,115,352	$2,524,538
Gross profit	$949,292	$1,095,680
Gross profit margin	45%	43%
EBITDA (loss)	$(220,773)	$35,440
Net Income (loss)	$(394,220)	$(254,428)

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2021 the Company had cash on deposit in the amount of $3,952,180, accounts receivable of $942,057, prepaid expenses of $280,061 and inventory of $5,740,850 compared to cash on deposit in the amount of $1,049,049, accounts receivable of $535,659, prepaid expenses of $162,739 and inventory of $5,462,532 as at December 31, 2020.

The Company had no income tax payable as at June 30, 2021 compared to income tax payable of $91,566 as at December 31, 2020.

The working capital position of the Company as at June 30, 2021 was $9,705,639 compared to $6,251,893 as at December 31, 2020.  The improvement in the working capital position came about on March 4, 2021 when the Company completed a private equity placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant can be exercised at a price of CAD$1.15 per common share on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023.  The private placement was entirely arm's length and the transaction did not materially affect control of the Company.  Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

Net assets of the Company improved to $14,450,914 as at June 30, 2021 compared to $10,960,923 as at December 31, 2020 due to the new equity placement.  The Company had no interest-bearing long-term liabilities or debt as at June 30, 2021.

OUTLOOK

The return to pre-pandemic business volumes is progressing slowly with sales and margin performance improving modestly in the second quarter of 2021.  The negative trends from diminished rail tank car activity in 2020 continues to be a factor in 2021 but there are now clear indications of a strengthening recovery in the latter half of 2021 and a momentum build in 2022.

During the COVID-19 driven rail recession Management has focused on the containment of the potential negative impacts on the Company's business model and the protection of the Company's key productive assets.  Kelso has prepared itself for the anticipated post-pandemic surge in business activity by way of maintaining required inventories, key employees, a new equity financing secured in the first quarter of 2021 and continuing R&D activities.  The Company is fully prepared for stronger business growth in the latter half of 2021 and 2022.

Rail industry experts anticipate that in 2021 the OEM producers will manufacture approximately 8,800 new tank cars mostly in the latter half of the year.  In addition, significant retrofits are being evaluated to address the pending 2023 changes in ethanol regulations as the ethanol industry plans for the appropriate post 2023 fleet size which currently stands at more than 30,000 tank cars.  Also, a significant number of tank cars are due for re-certification and some owners are planning to address these tank cars now while there is repair shop space available.

Industry projections indicate that the tank car market is entering a period of modest fleet growth coupled with growth in rail tank car utilization.  New tank car demand is expected to grow to 14,800 tank cars in 2022 and 19,100 tank cars in 2023.  The anticipated upswing in new build and retrofit activity for ethanol and pressure tank cars combined with a growing number of certified Kelso products are expected to provide new longer-term financial growth opportunities from rail operations.

With respect to the KXI Wildertec™ Suspension System program the Company has secured the services of key engineers, specialists and OEM suspension experts that will support our R&D schedules.  The main objective is to produce a regulatory compliant heavy-duty (HD) prototype vehicle in late 2021 with the goal of pilot production and sales in 2022.  The HD platform represents a much larger and more accessible commercial market opportunity to pursue.  This strategic direction is expected to reduce R&D costs and maintain new strategic timetables.  Once completed the HD design advancements will have to attain full compliance with the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States.  These milestones are expected to provide the Company with a national safety mark awarded as a final stage manufacturer which is a key prerequisite for enabling commercial sales in 2022.

In addition to KXI, the Company continues the development of promising new rail products.  Our pressure car PCH valve has successfully completed field service trials and is currently going through the final inspection, testing and approval process.  Field service trials are ongoing with our pressure car angle valve, top ball valve and bottom outlet valves despite current uncertainties and economic disruptions.  Valve products for trucking applications are also in the final stages of testing and development.  In the heavily regulated transportation industry the Company's R&D projects are complex, time consuming and expensive.  Management remains bullish on the potential of all of its new product developments although timing of regulatory approvals and new revenue streams remains unpredictable and certainly not guaranteed to develop at all.  Management continues to assess research discoveries, new product viability, tighter budget restrictions and market potential of all of the Company's R&D programs and adjusts strategic plans as part of the Company's R&D risk management.

The Company has deployed capital resources sensibly to maintain financial health and liquidity during the pandemic.  The Company's balance sheet strength and working capital position remained healthy at $9,705,639 as at June 30, 2021.  The financial capital secured during the first quarter is expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

The Company's future business prospects for rail tank car products over the next three years are encouraging despite the current uncertainties.  We have unique products to service new regulatory guidelines that require a fleet of more than 30,000 ethanol tank cars to be regulatory compliant in early 2023.  In addition we have new products nearing AAR approvals that can service a fleet of approximately 85,000 pressure tank cars - a market that is completely new to Kelso and represents a significant growth opportunity.

The Company has maintained its abilities to fully service customer needs when the pandemic subsides.  Management's focus has been to concentrate on what Kelso has done well in the past enhancing the importance of our corporate brand in the rail industry and a clear ambition for the future of Kelso with new product opportunities in more diverse transportation markets.  With no interest-bearing long-term debt to service, replenished capital reserves secured through a new equity financing, broader sales prospects from a larger product portfolio, Kelso is working to exit the pandemic crisis with stronger financial performance on behalf of the shareholders of Kelso.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Scholes option pricing model) and write off of assets.  EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that there are indications of a strengthening recovery in the latter half of 2021 and a momentum build in 2022;  the Company is prepared for post-pandemic normalization and ready for a strong restart of business growth; that the OEM rail tank car producers projections of new tank car and retrofits will be realized;  that the anticipated upswing in new build and retrofit activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations;  that new tank car demand is expected to grow, that the Company's KXI engineering group can produce a regulatory compliant heavy-duty prototype vehicle in late 2021 complies to all federal standards and regional regulations in order to receive a national safety mark as a final stage manufacturer which is a key prerequisite for enabling commercial sales in 2022;  that the financial capital secured subsequent in March 2021 is expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future;  that we will continue with new product development;  that we have new products nearing AAR approvals that can service a fleet of approximately 85,000 pressure tank cars;  and that broader sales prospects from a larger product portfolio will allow Kelso to exit the pandemic crisis with stronger financial performance.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the effects of COVID-19 may last much longer than expected delaying business orders from OEM customers;  tank car producers may produce and retrofit fewer than expected cars and even if they meet expectations, they may not purchase the Company's products for many of the cars;  new equity may not be adequate enough to fund future operations as intended;  that regulatory compliance may be delayed or cancelled;  the Company's products may not provide the intended economic or operational advantages;  or reduce the potential effects of human error and environmental harm during the transport of hazardous materials;  or grow and sustain anticipated revenue streams;  the Company's new rail and automotive products may not receive regulatory certification;  customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com